March 24, 2011

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel L. Gordon
Branch Chief

Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter, dated March 11, 2011 (the "Comment Letter"), relating to the Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") filed by SL Green Realty Corp. (the "Registrant") on February 28, 2011.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

General

1.
In future periodic filings, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

The Registrant advises the Staff that in future periodic filings it will expand its discussion of its then current strategy with regard to acquisitions and dispositions, including, if available and not confidential, quantitative information on its acquisition and disposition pipeline.  The

420 Lexington Avenue ▪ New York, NY 10170 ▪ (212) 594-2700 ▪ Fax (212) 216-1790

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

Registrant notes its discussion of strategy with regard to acquisitions and dispositions on pages 4–5 of the Form 10-K.

2.
Please tell us if the disclosure on pages 41 and 42 relating to "rental revenues" and "property operating expenses," respectively, is the same as the calculations management uses to measure same store net operating income. We may have further comments.

The Registrant confirms for the Staff that the disclosure on pages 41 and 42 of the Form 10-K relating to "rental revenues" and "property operating expenses," respectively, is the same as the calculations the Registrant uses to measure same store net operating income.  The Registrant would like to note that, while it provides same store net operating recoveries, taxes and expense, the Registrant does not disclose same store net operating income in the Form 10-K.

Item 1, Business, Page 3

3.
In future periodic filings, please disclose the weighted average maturity and yield on debt and preferred equity investments made during the reporting period. In addition, please include more detailed disclosure regarding your debt and preferred equity portfolio, or include a cross reference to Note 5 to the "Notes to Consolidated Financial Statements."

The Registrant advises the Staff that disclosure of the yield on debt and preferred equity investments made during any given reporting period would be competitively disadvantageous to the Registrant.  It is possible that in a given period the Registrant would only have one new debt or preferred equity investment to disclose.  As a result, reporting the yield would effectively disclose a potentially confidential, negotiated term of that transaction.  This would put the Registrant at a competitive disadvantage by providing competitors with proprietary information and potentially diminish the Registrant's position in future negotiations of similar transactions.

In addition, the Registrant would like to note that the results of its debt and preferred equity investment segment (formerly known as its structured finance segment) during the twelve months ended December 31, 2010 were comparably higher than historical periods as a result of a single large transaction which closed in 2010.  In future periods, the Registrant does not expect this segment of its business to represent a similarly significant percentage of its operations and therefore expanded disclosure of this segment may not be as significant to investors.  However, if the debt and preferred equity investment segment represents a significant portion of its assets, revenues and income from continuing operations in the future, the Registrant will provide disclosure regarding the weighted average maturity of its debt and preferred equity investments made during a given reporting period in future periodic filings.

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

The Registrant also advises the Staff that it will include a cross reference to Note 5 to the "Notes to Consolidated Financial Statements" in future periodic filings.

Occupancy, page 7

4.
In future periodic filings, please present in the table the weighted average occupancy rates for your suburban properties. In future periodic filings, please expand your disclosure under "Historical Occupancy" on page 27 to also address the suburban portfolio.

The Registrant advises the Staff that in future periodic filings it will present weighted average occupancy rates for its suburban properties in the table on page 7.  The Registrant also advises the Staff that in future periodic filings it will expand its disclosure under "Historical Occupancy" on page 27 to also address the Registrant's suburban portfolio.

5.	In future periodic filings, please identify properties you still own that were removed from the same-store pool in the reporting period.

The Registrant advises the Staff that it only removes a property from the same-store pool when it is sold.  In future periodic filings, the Registrant will identify properties that it sold during the reporting period and, therefore, were removed from the same-store pool.

Rent Growth, page 8

6.
In future periodic filings, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

The Registrant directs the Staff's attention to the discussion under the heading "General Terms of Leases in the midtown Manhattan Markets" on page 7 of the Form 10-K for a discussion of embedded rent growth in its portfolio related to rent escalators in the Registrant's leases.  As described in the Form 10-K, certain of the Registrant's leases include embedded escalation provisions, which, in accordance with GAAP, the Registrant accounts for on a straight-line basis.  The Registrant respectfully submits that investors are provided with appropriate information as a result of the Registrant's GAAP disclosure and that the percentage of leases that have escalators and the range of escalation provisions would not be helpful to investors, but may be harmful to the Registrant in future leases negotiations and provide proprietary information of the Registrant to competitors and the Registrant's tenants.

7.	In future periodic filings, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

The Registrant advises the Staff that in the future it will expand its disclosure, where practicable, to include a discussion of current asking rents, which are also the best measure of relevant market rents, for leases that are scheduled to expire in the next period.  The Registrant will also include disclosure of the rents attained on leases commenced and/or signed during the reporting period, rather than leases that expired during the reporting period, as compared to the previous fully escalated rents on the equivalent space to the extent the space was occupied within the prior twelve months.  The Registrant feels this disclosure is of more relevance because historically it has achieved leasing volume in excess of the leases that were scheduled to expire in a given period as a result of the Registrant's goal to lease space ahead of the expiration of its existing leases.

Acquisitions and Dispositions, Page 8

8.
In future periodic filings, please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

The Registrant advises the Staff that it does not disclose capitalization rates, except in limited circumstances. The Registrant believes that general disclosure of its capitalization rates in future period filings would be competitively disadvantageous to the Registrant because it would provide competitors with proprietary information and potentially diminish the Registrant's position in future negotiations of similar transactions. The Registrant also advises the Staff that its peers may calculate capitalization rates differently and, as a result, comparison of the Registrant's capitalization rates with those of the Registrant's competitors would not be meaningful to investors.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 41

9.	In future periodic filings, please clarify if rental revenues include lease termination fees and, if so, disclose the amount of those fees.

The Registrant advises the Staff that lease termination fees are included in other income, not rental revenues.

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

10.	In future periodic filings, please expand your disclosure regarding leasing activity to disclose leasing commissions per rentable square foot.

The Registrant advises the Staff that it believes that disclosure of leasing commissions per rentable square foot would be competitively disadvantageous to the Registrant.  Leasing commissions are a separately negotiated term of a transaction and publicly disclosing them would undermine any competitive advantage the Registrant successfully acquired through such negotiations. In addition, competitors would demand identical, or more favorable, terms from third-party leasing brokers.  This could potentially harm the Registrant's relationship with those brokers.

11.
We note that your debt and preferred equity segment represents 10-15% of your total assets and total revenues. We also note from your segment disclosures within your footnotes that the debt and preferred equity segment represents a significant portion of your income from continuing operations. In future periodic filings, please provide more robust disclosure regarding the significance of this segment and its impact on earnings of the company.

The Registrant advises the Staff that the results of its debt and preferred equity investment segment during the twelve months ended December 31, 2010 were comparably higher than historical periods as a result of a single large transaction which closed in 2010. In future periods, the Registrant does not expect this segment of its business to represent a similarly significant percentage of its operations and therefore expanded disclosure of this segment may not be as significant to investors.  However, if the debt and preferred equity investment segment represents a significant portion of its assets, revenues and income from continuing operations in the future, the Registrant will provide more robust disclosure regarding the significance of this segment and its impact on earnings of the Registrant.

Liquidity and Capital Resources. Page 45

12.
We note from the investing activities section of the cash flow statement that you had between $100 and $150 million in capital expenditures during 2010. It appears that you have not had any new development over the past couple of years. Please tell us if these capital expenditures primarily relate to tenant allowances and improvements. In future filings please include a discussion of your capitalized expenditures by year including disclosure on the types and amounts of cap ex you are incurring by year (e.g. new development; renovations; tenant allowances; other cap ex).  In addition please include a discussion of significant fluctuations from year to year.

The Registrant confirms for the Staff that capital expenditures made during 2010 were primarily related to tenant allowances and improvements.  In future periodic filings, the Registrant will include a discussion of its capitalized expenditures by year (including disclosure

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

on the types and amounts of capital expenditures being incurred by year) and will also provide a discussion of any significant fluctuations from year to year.

Consolidated Statements of Income, page 66

13.
In future periodic filings, please revise the consolidated statements of income to report net interest income as prescribed by Article 9 of Regulation S-X and to include the relevant disclosures of Industry Guide 3 to the extent applicable. Refer to SAB 11-K.

The Registrant advises the Staff that it does not view itself or measure its operations as a finance company.  The Registrant is a REIT that acquires, owns, repositions, manages and leases commercial office and retail properties in the New York Metropolitan area and has two reportable segments: real estate and debt and preferred equity investments.  The debt and preferred equity investments segment includes all of the Registrant's activities related to origination and acquisition of debt and preferred equity investments collateralized, directly or indirectly, by real estate located primarily in New York City. This investment strategy is ancillary to the Registrant's real estate investment strategy but can be complementary in that these investments may serve as a potential source of real estate acquisitions for the Registrant. The real estate segment of the Registrant is significantly more substantial.  At December 31, 2010, the Registrant's real estate portfolio was primarily located in one geographical market, the New York Metropolitan area, and comprised 61 properties encompassing 29.1 million square feet with an aggregate book value of approximately $10.3 billion, which represents the majority of the Registrant's total assets or approximately 91% at December 31, 2010.

The Registrant also advises the Staff that interest expense on its statement of income for the twelve months ended December 31, 2010 is comprised of both interest incurred on the financing of its real estate investments and interest incurred on financing its debt and preferred equity investments. Interest on the Registrant's real estate investments represented 99% of the Registrant's total interest expense for the twelve months ended December 31, 2010.  Accordingly, the presentation of net interest income would not provide a meaningful measure as a majority of the interest expense is related to the Registrant's owned real estate, not the earnings derived on the Registrant's debt and preferred equity investments.

The Registrant believes the statement of income as presented is the most beneficial format for investors to better understand the results of its operations.

The Registrant has also considered the guidance of Industry Guide 3 with regards to the disclosures of the Registrant's interest-earning assets and interest-bearing liabilities. The Registrant believes that it has adequate disclosures concerning asset balances, yields and costs of debt. In addition, the Registrant believes that the detailed quantitative "as of" balance information provided regarding the Registrant's portfolio and debt in several sections included in the Form 10-K under "Business ― Debt and Preferred Equity Investments," "Notes to the Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations ― Results of Operations" for all periods presented offers a

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

better basis for aiding the readers of the financial statements in understanding the trends during the period and developing expectations for future performance.

Significant Accounting Policies

Investment in Commercial Real Estate Properties, page 72

14.
Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

            The Registrant advises the Staff that it is not common practice for commercial leases in the New York Metropolitan area to contain fixed rate renewal options. As such, less than 1% of the acquired leases of the Registrant contain fixed rate renewal options. The Registrant has determined that a negligible amount of those leases contain fixed rate renewal options that were below market at the date of acquisition. The Registrant has not recorded any below market lease intangibles related to fixed rate renewal options as the intangible is inconsequential to the financial statements. To the extent the Registrant acquires leases in the future that contain fixed rate renewal options that are below market and determined to be material, the Registrant's policy would be to amortize such below market lease value into rental income commencing with the beginning of the renewal period and continuing over the renewal period(s).

Note 22. Subsequent Events Page 120

15.
In future periodic filings, in addition to the number of shares sold and the aggregate proceeds, please disclose net proceeds or expenses/commissions, use of proceeds, and amount remaining in the ATM program.

The Registrant advises the Staff that in future periodic filings it will disclose net proceeds, use of proceeds and the aggregate amount of securities remaining to be sold under the ATM program.

*           *           *
In accordance with your request, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
Securities and Exchange Commission
March 24, 2011

*           *           *
If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer